UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number: 000-52145

DIGATRADE FINANCIAL CORP
(Translation of registrant's name into English)

1500 West Georgia Street, Suite 1300
Vancouver, BC V6G-2Z6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X    ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 000-52145

SUBMITTED HEREWITH

DIGATRADE/SECURTER COMPLETE PREPARATIONS AND APPOINTMENT OF DYNAMIC MANAGEMENT TEAM AS COMMERCIALIZATION TAKES SHAPE

Vancouver, British Columbia / ACCESSWIRE / April 18, 2019 - DIGATRADE FINANCIAL CORP (OTC.PK: DIGAF), https://www.facebook.com/DIGATRADE, an OTC digital asset trade desk for institutions, and financial technology company, announces key leadership appointments and further implementation of the company’s ambitious growth plans.

Digatrade recently announced the acquisition of patent-pending fintech security assets and expertise that will benefit credit card payment processors, merchants and their online consumers worldwide. The technology, called Securter, slashes immense recurring losses arising from unauthorized or fraudulent Card Not Present “CNP” online commerce. Digatrade has now completed formation of its new subsidiary, Securter Systems Inc., a Canadian Federal Corporation, as well as appointing Directors, Officers and operating management. These moves accelerate Securter commercialization in both administrative and technical terms.

Digatrade is pleased to announce the appointments of Mr. Steve Epstein as Director and CEO of Securter Systems Inc., Mr. Andrei Granger as Director and VP, Research & Development and Mr. James D. Romano as Director. All are seasoned technology and business executives with extensive relevant experience.

More detailed biography and background regarding these appointments can now be viewed at a new Digatrade investor portal. It was created in order to provide Digatrade shareholders with single-source information convenience when looking for corporate updates of various kinds, links to Digatrade social media, and diverse other public disclosure contemplated under SEC Fair Disclosure Guidelines. www.DigatradeFinancialInvestor.com.

Mr. Romano comments on the significance of these appointments to the realization of Digatrade’s business plan and shareholder interests: “The creation of the operating subsidiary and the successful transfer of all assets and shareholdings, along with the appointment of directors and officers, is a necessary and integral part of our corporate development. We are building a very dynamic and credible team who are capable of completing the build-out and the commercialization of Securter’s valuable technology. Digatrade shareholders can take pride in the growing shareholder value that will result from these measures and from upcoming developments, just as I am proud to be given the honor of serving the interests of Digatrade shareholders with this appointment. It’s really coming together – the opportunities are enormous.”

Mr. Steve Epstein adds further perspective to these developments: “I’m fascinated not just by the technology itself, but also the organizational and business development aspects. We are already emerging as a management team that is working effectively to coordinate talented and high caliber experts in the field of software and hardware development. We are seeking only top people. We need to do justice to the huge potential of our technology. At the same time, we are making progress in practical business development, envisioning our marketing strategy, minding our legal framework to protect our intellectual property and other operational details. What Digatrade shareholders will like about us is that we don’t stop at being creative with technology. We will get Securter out to its market and we will generate revenue. We are as realistic as we are creative. We are definitely results oriented.”

Contemporary fintech expertise has become a source of both competitive pressure and extraordinary opportunity. Securter’s Vice-President of Research and Development, Mr. Andrei Ganger, summarizes his team’s attitude toward this new relationship and its possibilities – “There is no getting around the fact that this field is very demanding. If you are exceptional, you can thrive as we all feel this way on our team. As VP of R&D, I need to set the standard by which we will be judged technically. So, I focus on multidisciplinary vision, high productivity, problem analysis and solving (in that order!) and deep learning. In addition to all this, we need to maintain integrity, ethics and cooperation. That’s a tall order. Luckily, we are all high-energy! We are going to show our determination to our shareholders through our work. I am grateful for the opportunity.”

ABOUT DIGATRADE

DIGATRADE is a Financial Technology “Fintech” company that offers buy-side cryptocurrency transactions and liquidity to institutions through its proprietary over-the-counter trade desk. The company is also developing a next generation platform for security in the online credit card payment system, globally, through its new subsidiary; Securter Systems Inc. Digatrade Financial Corp. is located in Vancouver, British Columbia, and publicly listed on the OTC.PK under the trading symbol DIGAF.  DIGAF is a reporting issuer in the Province of British Columbia, Canada with the British Columbia Securities Commission "BCSC" and in the United States with the Securities Exchange Commission "SEC".

ABOUT SECURTER

Securter Systems Inc., is a 100% solely owned subsidiary of Digatrade Financial Corp. that is developing proprietary, patent-pending credit card payment platform innovations to significantly increase the security of online credit card payment processing, globally. Securter technology reduces immense losses by financial institutions and merchants that arise from fraudulent credit card use. Securter technology also protects cardholder privacy by eliminating the need to distribute credit card details to multiple commercial 3rd parties, where such information is ordinarily stored, becoming vulnerable to theft or manipulation. Securter technology can and will be integrated into complementary payment methods and fintech protocols, including cryptocurrency and other blockchain derivatives to come. Securter has internal R&D capability and management as well as external fintech business relationships to support Digatrade’s overall business mission.

CORPORATE CONTACT INFORMATION:
Digatrade Financial Corp
1500 West Georgia Street, 1300
Vancouver, BC V6G 2Z6 Canada
Tel: +1(604) 200-0071
Fax: +1(604) 200-0072
www.DigatradeFinancialInvestor.com
www.DigatradeFinancial.com
Investors@Digatrade.com

Forward-Looking Information

This press release contains certain “forward-looking information”. All statements, other than statements of historical fact, that address activities, events or development that the Company believes, expects or anticipates will or may occur in the future constitute forward-looking information. This forward-looking information reflects the current expectations or beliefs of the company based on information currently available to the Company. Forward-looking information is subject to a number of significant risks and uncertainties and other factors that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the possibility of unanticipated costs and expenses. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the company disclaims any intent or obligation to update any forward-looking information whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Digatrade Financial Corp
(Registrant)

Date: April 18, 2019	By:	/s/ Brad J. Moynes
Brad J. Moynes
CEO

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